UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 4,250,000,000 0.50 per cent. Notes due April 15, 2016

Filed pursuant to Rule 3 of Regulation BW

Dated: February 12, 2013

The following information regarding the U.S. Dollar 4,250,000,000 0.50 per cent. Notes due April 15, 2016 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 19, 2012) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 4,250,000,000 0.50 per cent. Notes due April 15, 2016.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 0.50 per cent. per annum, payable semi-annually in arrear on each April 15 and October 15, commencing April 15, 2013, and ending on April 15, 2016.

(c) Maturing April 15, 2016. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of February 8, 2013, the Bank entered into a Terms Agreement with BNP Paribas, Barclays Bank PLC, CastleOak Securities LP, Citigroup Global Markets Inc., Credit Suisse Securities (Europe) Limited, Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, FTN Financial Securities Corp, Incapital LLC, Goldman Sachs International, HSBC Securities (USA) Inc,

Jefferies & Company, Inc., J.P. Morgan Securities Ltd., Merrill Lynch International, Morgan Stanley & Co. International plc, Nomura International plc, RBC Capital Markets, LLC, Skandinaviska Enskilda Banken AB (PUBL), TD Securities (USA) LLC and Wells Fargo Securities, LLC (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 4,250,000,000 at 99.918% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about February 13, 2013.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.918%	0.10%	99.818%
Total: USD 4,246,515,000	USD 4,250,000	USD 4,242,265,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A. Final Terms dated February 8, 2013.

B. Terms Agreement dated February 8, 2013.

Final Terms dated February 8, 2013

International Bank for Reconstruction and Development

Issue of

$4,250,000,000 0.50 per cent. Fixed Rate Notes due April 15, 2016 under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	10917

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“$”)

4. Aggregate Nominal Amount:

(i) Series:	$4,250,000,000

(ii) Tranche:	$4,250,000,000

5. (i) Issue Price:	99.918 per cent. of the Aggregate Nominal Amount

(ii) Net proceeds:	$4,242,265,000

6. Specified Denominations (Condition 1(b)):	$1,000 and integral multiples thereof

7. Issue Date:	February 13, 2013

8. Maturity Date (Condition 6(a)):	April 15, 2016

9. Interest Basis (Condition 5):	0.50 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	Not Applicable

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	Luxembourg Stock Exchange

15. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rate of Interest:	0.50 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	April 15 and October 15 of each year, commencing April 15, 2013, to and including the Maturity Date

(iii) Fixed Coupon Amount:	US$2.50 per minimum Specified Denomination

(iv) Broken Amount	Initial Broken Amount of $0.86 per minimum Specified Denomination, payable on April 15, 2013.

(v) Day Count Fraction (Condition 5(l)):	30/360

(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17. Final Redemption Amount of each Note (Condition 6):	$1,000 per minimum Specified Denomination

18. Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19. Form of Notes (Condition 1(a)):	Fed Bookentry Notes Fed Bookentry Notes available on Issue Date

20. New Global Note:	No

21. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22. Governing law (Condition 14):	New York

23. Other final terms:	Not Applicable

DISTRIBUTION

24. (i) If syndicated, names of Managers and underwriting commitments:

BNP Paribas:

Goldman Sachs International:

HSBC Securities (USA) Inc.:

J.P. Morgan Securities plc:

Deutsche Bank AG, London Branch:

Morgan Stanley & Co. International plc:

Daiwa Capital Markets Europe Limited:

Credit Suisse Securities (Europe) Limited:

Barclays Bank PLC:

CastleOak Securities, L.P.:

Citigroup Global Markets Inc.:

FTN Financial Securities Corp:

Incapital LLC:

Jefferies International Limited:

Merrill Lynch International:

Nomura International plc:

RBC Capital Markets, LLC:

Skandinaviska Enskilda Banken AB (PUBL):

TD Securities (USA) LLC:

Wells Fargo Securities, LLC:

US$1,007,750,000

US$1,007,750,000

US$1,007,750,000

US$1,007,750,000

US$100,000,000

US$75,000,000

US$5,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

US$3,000,000

(ii) Stabilizing Manager(s) (if any):	Not Applicable

25. If non-syndicated, name of Dealer:	Not Applicable

26. Total commission and concession:	0.10 per cent of the Aggregate Nominal Amount

27. Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

28. ISIN Code:	US459058CX99

29. CUSIP:	459058 CX9

30. Common Code:	089016835

31. Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks; Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme,

32. Delivery:	Delivery against payment

33. Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recently published Information Statement was issued on September 19, 2012.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ George Richardson
Name: George Richardson
Title:
Duly authorized

TERMS AGREEMENT NO. 10917 UNDER THE FACILITY

February 8, 2013

International Bank for Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$4,250,000,000 0.50 per cent. Fixed Rate Notes due April 15, 2016 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 11:00 a.m. New York time on February 13, 2013 (the “Settlement Date”) at an aggregate purchase price of US$4,242,265,000 (which is 99.818 per cent. of the Aggregate Nominal Amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to February 6, 2013, 4:00 p.m. EDT. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and KPMG LLP addressed to the Dealers and giving the Dealers full benefit of the existing validity opinion or accountants’ letter of such firm as of the date of such existing validity opinion or accountants’ letter.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to each of the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the

Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.918 per cent. less the underwriting discount and commission of 0.10 per cent. of the Aggregate Nominal Amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount

BNP Paribas	US$1,007,750,000

Goldman Sachs International	US$1,007,750,000

HSBC Securities (USA) Inc.	US$1,007,750,000

J.P. Morgan Securities plc	US$1,007,750,000

Deutsche Bank AG, London Branch	US$100,000,000

Morgan Stanley & Co. International plc	US$75,000,000

Daiwa Capital Markets Europe Limited	US$5,000,000

Credit Suisse Securities (Europe) Limited	US$3,000,000

Barclays Bank PLC	US$3,000,000

CastleOak Securities, L.P.:	US$3,000,000

Citigroup Global Markets Inc.	US$3,000,000

FTN Financial Securities Corp	US$3,000,000

Incapital LLC	US$3,000,000

Jefferies International Limited	US$3,000,000

Merrill Lynch International	US$3,000,000

Nomura International plc	US$3,000,000

RBC Capital Markets, LLC	US$3,000,000

Skandinaviska Enskilda Banken AB (PUBL)	US$3,000,000

TD Securities (USA) LLC	US$3,000,000

Wells Fargo Securities, LLC	US$3,000,000

Total:	$4,250,000,000

2	Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/GIL; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3	The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Lead Managers hereby agree to pay the following expenses, if applicable:

(a)	all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes; and

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers; and

(d)	the agreed fees and expenses of KPMG LLP in connection with the reliance letter to be delivered in relation to the Notes.

6	Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

c/o Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
Attention: Syndicate Desk
Telephone: +44 207 774 1000
Fax: +44 207 774 2330

7	If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

8	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

9	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS
GOLDMAN SACHS INTERNATIONAL
HSBC SECURITIES (USA) INC.
J.P. MORGAN SECURITIES PLC
(the “Lead Managers”)

DEUTSCHE BANK AG, LONDON BRANCH
MORGAN STANLEY & CO. INTERNATIONAL PLC
DAIWA CAPITAL MARKETS EUROPE LIMITED
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
BARCLAYS BANK PLC
CASTLEOAK SECURITIES, L.P.
CITIGROUP GLOBAL MARKETS INC.
FTN FINANCIAL SECURITIES CORP
INCAPITAL LLC
JEFFERIES INTERNATIONAL LIMITED
MERRILL LYNCH INTERNATIONAL
NOMURA INTERNATIONAL PLC
RBC CAPITAL MARKETS, LLC
SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)
TD SECURITIES (USA) LLC
WELLS FARGO SECURITIES, LLC
(together with the Lead Managers the “Dealers”)

By:	Goldman Sachs International

/s/ Dona Treska
Name:	Dona Treska
Title:

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION

AND DEVELOPMENT

By:	/s/ George Richardson
Name: George Richardson
Authorized Officer